Exhibit (a)(6)

FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. announces extension of tender offer for UNITED INVESTORS INCOME PROPERTIES, L.P. and increase of Offer Price to $132 per Unit.

Moraga, Calif. (Business Wire)--July 7, 2005-- MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 5, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, Mackenzie Patterson Special Fund 7, LLC, MPF Income Fund 21, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MPF-NY 2005, LLC, and Steven Gold (the "Purchasers") have extended the expiration date of their tender offer for Units of limited partnership interest (the "Units") in UNITED INVESTORS INCOME PROPERTIES, L.P. (the "Partnership"). The expiration date has been extended through July 29, 2005. The Offer Price has been increased by $22 per Unit, or 20%.

As of the date hereof, a total of 398 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.

For further information, contact Christine Simpson at the below telephone number.

MacKenzie Patterson Fuller, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100